UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO.: 1-5507

CUSIP NO.: 55909301

(CHECK ONE):	☒ FORM 10-K ☐ FORM 20-F ☐ FORM 11-K ☐ FORM 10-Q ☐ FORM 10-D ☐ FORM N-SAR ☐ FORM N-CSR

FOR THE PERIOD ENDED: June 30, 2011

OR

☐ TRANSITION REPORT ON FORM 10-K
☐ TRANSITION REPORT ON FORM 20-F
☐ TRANSITION REPORT ON FORM 11-K
☐ TRANSITION REPORT ON FORM 10-Q
☐ TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Magellan Petroleum Corporation

Full Name of Registrant:

7 Custom House Street, 3rd Floor, Portland, ME 04101

Address of Principal Executive Offices:

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(A)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(B)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Magellan Petroleum Corporation is unable to file its annual report on Form 10-K with the Securities and Exchange Commission on or before the filing due date of September 13, 2011 because it: (i) has for the first time this year become an “accelerated filer” under the Securities Exchange Act of 1934; (ii) is unable to complete the preparation of its consolidated financial statements by the earlier September 13, 2011 filing due date without unreasonable effort or expense; and (iii) the Company has recently completed several significant transactions which are required to be discussed in the subsequent events footnote and other relevant sections of the Company’s annual report on Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Antoine J. Lafargue,
Chief Financial Officer	(207) 619-8500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

On August 30, 2011, Magellan Petroleum Corporation (the “Company”) reported a preliminary unaudited consolidated net loss of $36.1 million, or $0.69 per share, on gross revenues of $18.2 million, as compared to a net loss of $1.5 million, or $0.03 per share, on gross revenues of $28.5 million in fiscal 2010.

Magellan Petroleum Corporation

(Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 13, 2011	By:	/s/ Antoine J. Lafargue
Antoine J. Lafargue
Chief Financial Officer